UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT.

On January 3, 2019, Nasdaq notified China Lending Corporation (the “Company”) that it did not comply with the annual meeting requirement for continued listing on The Nasdaq Capital Market set forth in Listing Rules 5620 (the “Rule”). Based on the Form 6-K filed on February 26, 2019, the Company’s annual meeting of shareholders was held on February 26, 2019. Accordingly, Nasdaq has determined that the Company complies with the Rules and the matter is now closed.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

February 27, 2019	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

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